SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For February, 2008

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If ''Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits
SIGNATURES

Exhibits
99.1	Presentation to the Thomas Weisel Partners: Technology Telecom Internet 2008 conference, San Francisco, February 5, 2008
99.2	“ASML Initiates Dividend Payments, Starting with EUR 0.25 per Share over 2007,” press release dated February 19, 2008
     “Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: ASML’s available cash and cash equivalents and its liquidity needs, changes in Dutch tax law, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: March 5, 2008	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

2

Exhibit 99.1
Thomas Weisel Partners Technology Telecom Internet 2008 Craig DeYoung, VP IR and Corporate Communications San Francisco, February 5, 2008

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. / Slide 2

Agenda ASML overview Drivers for growth - ASML in a "sweet spot" Financial performance Outlook / Slide 3

ASML The world's largest supplier of Lithography equipment Revenue evolution for 5 years 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Source: VLSI Research Market share 2007 Source: Semi & ASML ASML Nikon Canon 65 24 11 Employees: ~ 6500 (Q4'07) Sales: # 3 Semi Cap 3,597 € M 3,809 € M 2007 2,529 € M 2005 2,465 € M 2004 1,543 € M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006 / Slide 4

ASML business model Pure focus on lithography justified by high market growth potential Sustainable business model due to ever growing barriers to entry: Ever growing R&D critical mass affordable only by the leader Ever growing internal knowledge accumulation time Ever growing "switch" costs at customers / Slide 5

Pure play Lithography, Engines for growth / Slide 6

ASML: In the "sweet spot" of semiconductor equipment supply - Pure focus on Lithography justified by high market growth potential Lithography: the enabler of shrink for lower cost per chip Lithography benefits from Multiple Growth Drivers Industry segment growth Process complexity driving more litho layers Litho tool performance requirements drive ASPs higher ASML reaping the reward of immersion leadership / Slide 7

Source: ASML Base Case*: with stable litho unit demand, litho market expected to grow for the next 5 years due to tool ASP increase CAGR 2006-12 = 13.0% * Disclaimer: model is not a forecast but a market trajectory simulation - first years influenced in particular by actual to model adaptation Presented at ASML's 2008 Investor Day - Nov 2, London England Full presentation available on www.ASML.com / Slide 8

Leading position - immersion products / Slide 9

Significance of the immersion market in 2008 ASML immersion net sales expected to almost double in 2008 Volume of immersion systems will lead to significant system ASP growth - 34 immersion systems in backlog at end Q4 valued at € 1,010 million, ASP € 29.7M Further market gains in Japan expected based upon highest productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed / Slide 10

> 750 TWINSCAN systems shipped worldwide ASML immersion lithography leadership: >70 systems shipped to >20 customer Worldwide US EUROPE ASIA 18+ Immersion Systems 8+ Immersion Systems 40+ Immersion Systems / Slide 11

Financial performance / Slide 12

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 940 Q4 526 785 548 1065 974 Total net sales M€ 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1068 3,597 960 935 940 973 3,809 / Slide 13

Stable financial performance in dynamic environment Robust results with 7 quarters of over € 900 Million revenue, while Memory prices fell dramatically Order intake varied between 30 and 95 litho systems per quarter Recurring operating margin is between 20.5% and 26.2% / Slide 14

Outlook / Slide 15

Market in general Concern continues over global economic weakness Slowdown of overall 2008 semiconductor capex forecast by analysts and indicated by customers Independent market researchers still expect double digit semiconductor unit growth in 2008 / Slide 16

Current market conditions - ASML drivers Short term: Flash Ongoing capacity additions at 55 nm node Higher Flash chip densities require 45 nm imaging Flash unit growth expected to continue Mid term: DRAM DRAM invests in immersion for 55 nm for higher density chips Installing immersion to reduce cost as price pressure continues Reduced DRAM unit growth vs 2007 expected Cost-driven factory conversions from 200 to 300 mm wafers Long term: Foundries Utilization rates remain high at leading foundries Litho purchases required to support growth / Slide 17

ASML market share growth - expected to continue in 2008 Europe Worldwide litho shipments by region Source: ASML and Gartner Dataquest Asia non Japan Japan US Progress in Japan, Microprocessors and i-Line / Slide 18

Summary ASML, as the leading lithography equipment supplier, is well positioned for growth Multiple drivers underpin ASML's growth opportunity ASML's financial performance shows remarkable stability in dynamic environments / Slide 19

Commitment

Exhibit 99.2
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
ASML Initiates Dividend Payments, Starting with EUR 0.25 per Share over 2007
VELDHOVEN, the Netherlands, February 19, 2008 — ASML Holding NV (ASML) today announces its intent to initiate dividend payments, starting with a pay-out proposal of EUR 0.25 per ordinary share over 2007, which will be put to a vote at ASML’s annual general meeting (AGM) of shareholders in Veldhoven, on April 3, 2008.
During our 24 year history, ASML has grown to become an efficient, cash generative company in the semiconductor industry, and this will now be reflected by regular dividend payments. However, share buybacks will remain a preferred way to return cash to ASML’s shareholders, as we believe they deliver great long term value and allow us to be flexible with opportunities to reward our investors. We reiterate our commitment to return cash to shareholders when gross cash is above our target of between EUR 1.0 billion and EUR 1.5 billion.
The AGM agenda with all related documents, containing details and specifications on this and other topics, will be available on our website at www.asml.com on March 3, 2008.
ASML’s Statutory Annual Report 2007 will be available online at www.asml.com/annualreport2007 on February 21, 2008.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees, serving chip manufacturers in more than 60 locations in 16 countries.
Forward Looking Statements